TRANSGLOBE ENERGY CORPORATION
APPOINTS MR. GARY S. GUIDRY TO BOARD OF DIRECTORS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, October 6, 2009 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) today announced the appointment of Mr. Gary S. Guidry to its Board of Directors. Mr. Guidry is the fifth independent Director of TransGlobe.

Mr. Guidry brings over 30 years of experience in the oil and gas industry to TransGlobe. He was recently appointed President and CEO of a new subsidiary company of Sprott Resource Corp. that will focus on international development projects. Prior to his latest appointment, Mr. Guidry served as CEO of Tanganyika Oil Company Ltd., which under his leadership between May 2005 and December 2008 grew production to approximately 25,000 barrels per day of oil and saw a share price increase from Cdn$6.50/share to Cdn$31.50/share at the time the company was sold to Sinopec International Petroleum Exploration and Production Corporation. Previously, Mr. Guidry served as President and CEO of Calpine Natural Gas Trust; Senior Vice President and subsequently President of Alberta Energy Company International, an entity now part of EnCana Corporation; President and General Manager of Canadian Occidental Petroleum’s (now Nexen Inc.) Nigerian operations. He has directed E&P operations in Yemen, Syria and Egypt and has worked for oil and gas companies in the U.S., Venezuela, Argentina and Oman. Mr. Guidry is a petroleum engineer and a member of APEGGA. He sits on the Board of a number of public and private companies.

“We are very pleased with the addition of Gary to our Board. His extensive experience in international operations and in particular with mergers and acquisitions on the international stage will strongly enhance TransGlobe’s Board of Directors as the Company continues to grow and expand,” stated Robert A. Halpin, Chairman of the Board of Directors.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact:

Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary

Tel: (403) 268-9868
Cell: (403) 472-0053
Web site: http://www.trans-globe.com
E-mail: anne-marieb@trans-globe.com